EXHIBIT 99.1

News Release

Kamada to Report Top-Line Data from Phase 2/3 Clinical Trial of Inhaled AAT to
Treat Alpha-1 Antitrypsin Deficiency by Late April or Early May

Affirms plans for EMA submission in the second half of 2014

NESS ZIONA, Israel (March 21, 2014) – Kamada Ltd. (Nasdaq and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces that it expects to report top-line data from the pivotal Phase 2/3 clinical trial in Europe and Canada of the Company’s proprietary inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD or Inherited Emphysema) by the end of April or the beginning of May.  Previously the Company expected to report the data by the end of the first quarter of 2014. Kamada plans to issue a news release in advance of the announcement of top-line data with the specific date and time of the data release.

Kamada has been informed by the Contract Research Organization (CRO) conducting this trial that it has taken longer than anticipated to validate the multitude of data points generated by this trial and the delay in reporting top-line data does not reflect on the quality and integrity of the results or the conduct of the trial.  The database, which is currently unlocked, is set to be locked in the coming weeks, after which, validation, Quality Assurance/Quality Control procedures and statistical analysis will be conducted.

“As a result, we now expect to report top-line results from this pivotal study by the end of April or the beginning of May.  We still anticipate that the complete trial data will be reviewed in greater detail and released at the American Thoracic Society meeting in late May. We also intend to pursue publication of the data in a peer-reviewed journal.  We affirm our plans to submit these data to the European Medicines Agency for regulatory approval in the second half of 2014, presuming a positive outcome to the study,” said Pnina Strauss, Vice President of Clinical Development and Intellectual Property of Kamada.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed a pivotal Phase 2/3 clinical trials in Europe and will be entering Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, the EMA and U.S. FDA authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron
CFO
ir@kamada.com

Anne Marie Fields
LHA
212-838-3777
afields@lhai.com